United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2025

ARRIVED STR, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	88-3444701
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the company with the Securities and Exchange Commission (the “Commission”), which may be accessed here and may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived STR, LLC, a Delaware series limited liability company, was formed in July 2022 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in July 2022, our company has been engaged primarily in acquiring properties for its series offerings, developing the financial, offering and other materials to facilitate fundraising, and taking the steps necessary to effectuate the series offerings and management of the associated series properties. As of June 30, 2025, our company has acquired 29 properties.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 13 in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Th ese risks could result in a decrease in the value of the membership interests in each of the series of our company.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

The manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to interest holders except as otherwise limited by law or the operating agreement. Our company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions and reinvest distributions.

Any distributions that we make directly impacts the NAV for each of our series, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV for each series. Over the course of your investment, your distributions plus the change in NAV per interest (either positive or negative) will produce your total return.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the six months ended June 30, 2025 and 2024 are listed in the table below:

Rental Income
Series Name	June 30, 2025	June 30, 2024
Ace	$56,965	68,791
Billingswood	19,815	10,829
Cactus	58,020	71,620
Cardinal	61,362	86,311
Coolbaugh	5,025	24,480
Hammock	33,811	27,342
Havasu	19,616	19,560
Hickorybear	21,324	23,118
Kinlani	39,005	43,471
Koi	72,693	67,136
Lakeridge	16,708	19,098
Lodge	38,705	50,902
Longbranch	25,836	34,006
Loop	15,386	18,625
Mirage	11,702	28,295
Myrtle	23,828	30,431
Oasis	25,187	31,440
Opry	28,947	21,067
Orchard	16,230	13,375
Palm	1,048	41,151
Pasquin	15,253	20,991
Pickler	82,413	86,389
Pointbreak	30,049	37,494
Regal	25,638	25,500
Serenity	32,318	51,541
Smokey	15,130	21,679
Solstice	15,332	18,382
Sugarcreek	13,094	9,555
SuiteSpot	67,669	79,910
	$888,106	1,082,489

Operating Expenses

The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, Home Ownership Association (HOA) fees, repair and maintenance costs, and FF&E not capitalized. Upon closing, each series becomes responsible to fund its own operating expenses.

The following table summarizes the total operating expenses by series as of June 30, 2025 and 2024:

	Operating Expenses
	June 30, 2025			June 30, 2024
Series Name	Operating Expenses	Depreciation	Total Expenses	Operating Expenses	Depreciation	Total Expenses
Ace	$29,917	$20,258	$50,175	$32,663	$20,258	$52,921
Billingswood	39,189	33,723	72,912	39,118	28,880	67,998
Cactus	32,320	20,761	53,080	34,264	20,761	55,025
Cardinal	32,819	24,682	57,500	36,550	21,281	57,831
Coolbaugh	24,388	18,537	42,925	23,950	18,536	42,487
Hammock	30,415	12,511	42,926	43,183	12,511	55,694
Havasu	35,513	22,240	57,753	19,049	21,467	40,516
Hickorybear	23,052	17,391	40,443	31,379	17,497	48,877
Kinlani	17,140	17,151	34,292	23,052	17,151	40,203
Koi	35,779	31,333	67,111	32,984	30,739	63,723
Lakeridge	19,051	14,015	33,067	24,205	13,630	37,835
Lodge	38,241	27,106	65,347	45,303	25,294	70,597
Longbranch	27,427	21,190	48,617	25,601	21,285	46,885
Loop	18,839	19,113	37,952	30,562	20,241	50,803
Mirage	51,803	10,154	61,957	27,027	10,154	37,181
Myrtle	21,480	13,977	35,456	28,266	13,475	41,741
Oasis	25,142	21,841	46,983	32,997	20,514	53,511
Opry	24,176	16,530	40,705	23,285	15,772	39,057
Orchard	18,144	16,690	34,834	24,307	16,690	40,997
Palm	36,778	19,390	56,168	51,110	16,322	67,433
Pasquin	19,576	17,944	37,519	32,368	17,944	50,312
Pickler	35,018	29,528	64,546	42,791	29,528	72,319
Pointbreak	28,218	12,117	40,335	32,329	11,008	43,337
Regal	25,430	18,938	44,368	55,203	18,272	73,475
Serenity	21,466	26,493	47,959	30,492	26,493	56,985
Smokey	20,932	17,498	38,431	38,772	17,498	56,270
Solstice	14,324	19,088	33,412	18,455	18,979	37,434
Sugarcreek	13,230	11,608	24,838	21,880	11,608	33,488
SuiteSpot	43,129	22,451	65,580	47,913	21,616	69,530
	$802,934	$574,257	$1,377,191	$949,060	$555,404	$1,504,464

Other Expenses

Other expenses for the six months ended June 30, 2025 and 2024, consisted of interest expenses and loan expenses. The following table summarizes the total of such expenses incurred by each series during the six months ended June 30, 2025 and 2024.

OTHER EXPENSES
Series Name	June 30, 2025	June 30, 2024
Ace	$16,451	$14,768
Billingswood	5,768	-
Cactus	16,262	18,119
Cardinal	11,896	10,468
Coolbaugh	338	-
Hammock	9,365	8,000
Havasu	15,237	17,580
Hickorybear	1,575	-
Kinlani	-	-
Koi	754	-
Lakeridge	9,823	10,511
Lodge	1,238	-
Longbranch	-	-
Loop	450	-
Mirage	3,446	-
Myrtle	-	-
Oasis	18,783	16,761
Opry	16,459	19,009
Orchard	360	-
Palm	13,349	11,628
Pasquin	1,313	-
Pickler	-	-
Pointbreak	7,604	5,290
Regal	17,789	20,556
Serenity	15,891	18,334
Smokey	-	-
Solstice	-	-
Sugarcreek	8,828	7,814
SuiteSpot	263	-
	$193,241	$178,838

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. The following table summarizes the cash and cash equivalents held by series as of June 30, 2025 and 2024:

Cash & Cash Equivalents
Series Name	June 30, 2025	June 30, 2024
Ace	$10,461	$35,219
Billingswood	6,283	22,597
Cactus	16,703	20,267
Cardinal	18,482	9,057
Coolbaugh	852	3,487
Hammock	4,924	13,481
Havasu	10	23,640
Hickorybear	314	20,412
Kinlani	41,254	35,930
Koi	37,290	32,842
Lakeridge	193	3,373
Lodge	1,069	41,500
Longbranch	1,470	26,009
Loop	5,823	12,348
Mirage	1,872	18,077
Myrtle	14,214	31,480
Oasis	6,740	9,413
Opry	4,588	47,911
Orchard	2,323	8,255
Palm	168	12,881
Pasquin	1,438	6,197
Pickler	94,904	108,094
Pointbreak	8,301	80,962
Regal	5,216	60,588
Serenity	57,312	102,344
Smokey	1,122	21,771
Solstice	48,498	79,101
Sugarcreek	478	-
SuiteSpot	17,454	29,150
	$409,757	$916,387

Plan of Operations

We intend to hold and manage the series properties for five to fifteen years during which time we will operate the series properties as short-term rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than fifteen years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Elevated interest rates or fluctuations in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Sustained levels of remote and hybrid work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED) AS OF JUNE 30, 2025

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock
ASSETS
Current assets
Cash	$10,461	$6,283	$16,703	$18,482	$852	$4,924
Other receivables	-	-	-	-	-	-
Prepaid expenses	13,134	-	0	9,687	0	-
Due from related parties, property manager	-	-	-	-	-	-
Due from (to) third party property managers	693	8,821	-	991	-	7,500
Total current assets	24,288	15,104	16,703	29,160	852	12,424
Property and equipment, net	1,011,620	894,262	1,006,281	776,457	473,919	527,542
Total assets	$1,035,909	$909,366	$1,022,985	$805,617	$474,771	$539,966

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$822	$13,492	$6,553	$2,543	$4,992	$20,524
Due to third party property manager	-	-	1,159	-	1,115	-
Due from related parties, property manager	-	-	-	-	-	-
Due to (from) related parties	15,498	8,286	15,639	21,192	6,747	12,725
Total current liabilities	16,320	21,779	23,351	23,735	12,854	33,250
Mortgage payable, net	432,307	-	435,416	306,122	-	224,168
Operational notes, related party	44,900	161,200	15,300	38,100	20,000	33,800
Total liabilities	493,527	182,979	474,067	367,957	32,854	291,217
Members’ equity
Members’ capital	665,053	1,066,978	667,596	482,943	616,222	544,341
Accumulated deficit	(122,671)	(340,591)	(118,679)	(45,282)	(174,305)	(295,593)
Total members’ equity	542,381	726,387	548,918	437,661	441,917	248,748
Total liabilities and members’ equity	$1,035,909	$909,366	$1,022,985	$805,617	$474,771	$539,966

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED) AS OF JUNE 30, 2025

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge
ASSETS
Current assets
Cash	$10	$314	$41,254	$37,290	$193	$1,069
Other receivables	-	-	-	-	-	-
Prepaid expenses	0	-	0	-	-	0
Due from related parties, property manager	-	-	-	-	-	-
Due from (to) third party property managers	2,694	4,539	3,767	1,374	4,366	11,113
Total current assets	2,704	4,853	45,021	38,663	4,559	12,182
Property and equipment, net	1,033,990	724,807	744,237	784,348	562,416	1,030,555
Total assets	$1,036,694	$729,659	$789,258	$823,011	$566,974	$1,042,737

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$6,861	$6,080	$4,199	$4,257	$5,279	$9,082
Due to third party property manager	-	-	-	-	-	-
Due from related parties, property manager	-	-	-	-	-	-
Due to (from) related parties	7,771	6,331	10,838	11,953	8,502	14,927
Total current liabilities	14,632	12,411	15,037	16,211	13,781	24,010
Mortgage payable, net	466,791	-	-	-	279,087	-
Operational notes, related party	42,000	47,500	-	20,100	25,000	33,900
Total liabilities	523,423	59,911	15,037	36,311	317,868	57,910
Members’ equity
Members’ capital	750,867	840,725	792,358	874,781	405,171	1,190,321
Accumulated deficit	(237,595)	(170,976)	(18,137)	(88,080)	(156,065)	(205,493)
Total members’ equity	513,272	669,749	774,221	786,700	249,106	984,827
Total liabilities and members’ equity	$1,036,694	$729,659	$789,258	$823,011	$566,974	$1,042,737

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED) AS OF JUNE 30, 2025

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry
ASSETS
Current assets
Cash	$1,470	$5,823	$1,872	$14,214	$6,740	$4,588
Other receivables	4,544	-	-	-	-	-
Prepaid expenses	585	-	512	-	11,097	-
Due from related parties, property manager	-	-	-	5,308	-	-
Due from (to) third party property managers	6,336	-	-	-	-	-
Total current assets	12,936	5,823	2,384	19,522	17,837	4,588
Property and equipment, net	822,312	681,075	595,167	429,855	951,499	1,044,145
Total assets	$835,248	$686,898	$597,551	$449,377	$969,336	$1,048,732

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$9,942	$2,718	$6,495	$6,403	$2,684	$9,242
Due to third party property manager	-	-	1,556	-	-	77
Due from related parties, property manager	-	25,263	-	-	16,890	5,032
Due to (from) related parties	7,389	5,502	9,528	6,059	10,297	8,128
Total current liabilities	17,331	33,483	17,579	12,463	29,872	22,480
Mortgage payable, net	-	-	-	-	477,963	456,033
Operational notes, related party	-	12,000	128,700	-	81,800	8,400
Total liabilities	17,331	45,483	146,279	12,463	589,634	486,912
Members’ equity
Members’ capital	935,960	782,388	718,725	557,778	575,176	757,182
Accumulated deficit	(118,042)	(140,973)	(267,453)	(120,864)	(195,474)	(195,362)
Total members’ equity	817,918	641,415	451,272	436,914	379,702	561,820
Total liabilities and members’ equity	$835,248	$686,898	$597,551	$449,377	$969,336	$1,048,732

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED) AS OF JUNE 30, 2025

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal
ASSETS
Current assets
Cash	$2,323	$168	$1,438	$94,904	$8,301	$5,216
Other receivables	-	-	-	-	-	-
Prepaid expenses	923	-	-	-	4,642	0
Due from related parties, property manager	-	-	-	-	-	-
Due from (to) third party property managers	2,419	-	4,499	3,683	-	-
Total current assets	5,665	168	5,937	98,587	12,942	5,216
Property and equipment, net	555,624	716,227	500,246	1,112,085	394,200	930,389
Total assets	$561,289	$716,395	$506,183	$1,210,671	$407,142	$935,606

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$-	$16,904	$3,881	$4,196	$5,749	$6,302
Due to third party property manager	-	12,909	-	-	-	-
Due from related parties, property manager	-	-	-	-	1,856	901
Due to (from) related parties	9,941	11,611	12,797	14,998	14,409	8,234
Total current liabilities	9,941	41,425	16,677	19,193	22,013	15,437
Mortgage payable, net	-	308,725	-	-	153,526	469,063
Operational notes, related party	9,600	152,122	35,000	-	69,000	-
Total liabilities	19,541	502,271	51,677	19,193	244,539	484,499
Members’ equity
Members’ capital	707,345	541,981	631,805	1,197,537	380,800	645,168
Accumulated deficit	(165,596)	(327,857)	(177,300)	(6,059)	(218,197)	(194,061)
Total members’ equity	541,749	214,124	454,506	1,191,478	162,603	451,107
Total liabilities and members’ equity	$561,289	$716,395	$506,183	$1,210,671	$407,142	$935,606

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED) AS OF JUNE 30, 2025

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated
ASSETS
Current assets
Cash	$57,312	$1,122	$48,498	$478	$17,454	$409,757
Other receivables	-	-	-	-	-	4,544
Prepaid expenses	-	-	4,979	-	1,013	46,572
Due from related parties, property manager	-	-	-	-	-	5,308
Due from (to) third party property managers	-	-	7,438	3,187	-	73,420
Total current assets	57,312	1,122	60,915	3,665	18,466	539,601
Property and equipment, net	1,064,603	736,713	747,884	427,332	910,662	22,190,449
Total assets	$1,121,915	$737,835	$808,799	$430,998	$929,128	$22,730,050

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$7,562	$6,530	$4,103	$3,884	$14,120	$195,400
Due to third party property manager	467	315	-	-	-	17,599
Due from related parties, property manager	-	2,760	-	-	4,022	56,724
Due to (from) related parties	13,246	1,986	4,745	12,388	12,481	304,148
Total current liabilities	21,275	11,591	8,848	16,272	30,623	573,872
Mortgage payable, net	487,001	-	-	207,463	-	4,703,663
Operational notes, related party	-	-	-	54,800	7,000	1,040,222
Total liabilities	508,276	11,591	8,848	278,535	37,623	6,317,756
Members’ equity
Members’ capital	774,961	852,087	879,416	306,050	1,038,421	21,180,132
Accumulated deficit	(161,322)	(125,843)	(79,465)	(153,587)	(146,916)	(4,767,838)
Total members’ equity	613,638	726,244	799,951	152,463	891,505	16,412,294
Total liabilities and members’ equity	$1,121,915	$737,835	$808,799	$430,998	$929,128	$22,730,050

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS) AS OF DECEMBER 31, 2024

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock
ASSETS
Current assets
Cash	$11,204	$23,769	$13,750	$9,676	$4,409	$4,476
Other receivables	-	-	-	-	-	-
Prepaid expenses	10,555	1,015	1,055	8,029	764	3,266
Due from related parties, property manager	-	-	-	-	-	-
Due from third party property manager	7,146	5,277	4,967	7,089	564	4,286
Total current assets	28,905	30,061	19,771	24,794	5,737	12,028
Property and equipment, net	1,031,878	927,985	1,027,042	801,139	492,455	540,053
Total assets	$1,060,783	$958,045	$1,046,813	$825,933	$498,192	$552,081

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$4,503	$4,472	$10,623	$5,799	$3,818	$17,644
Due to related parties, property manager	-	-	-	-	-	-
Due to related parties	14,275	50,725	11,064	18,958	3,796	6,138
Total current liabilities	18,778	55,197	21,687	24,757	7,614	23,782
Mortgage payable, net	432,148	-	434,315	306,005	-	223,583
Operational notes, related party	44,900	112,000	15,300	38,100	9,000	33,800
Total liabilities	495,826	167,197	471,303	368,862	16,614	281,165
Members’ equity
Members’ capital	677,967	1,072,573	682,867	494,319	617,645	548,028
Accumulated deficit	(113,009)	(281,725)	(107,356)	(37,248)	(136,067)	(277,112)
Total members’ equity	564,957	790,849	575,511	457,071	481,577	270,915
Total liabilities and members’ equity	$1,060,783	$958,045	$1,046,813	$825,933	$498,192	$552,081

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS) AS OF DECEMBER 31, 2024

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge
ASSETS
Current assets
Cash	$12,195	$3,807	$41,377	$13,340	$5,776	$5,577
Other receivables	-	-	-	-	-	-
Prepaid expenses	1,115	1,501	808	914	513	2,095
Due from related parties, property manager	-	-	-	-	-	-
Due from third party property manager	-	4,917	7,979	6,727	2,404	8,907
Total current assets	13,310	10,225	50,164	20,981	8,694	16,579
Property and equipment, net	1,039,141	742,198	761,388	815,680	576,431	1,057,661
Total assets	$1,052,450	$752,423	$811,553	$836,662	$585,124	$1,074,240

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$10,877	$7,465	$9,381	$8,069	$5,958	$12,008
Due to related parties, property manager	-	-	-	-	-	-
Due to related parties	4,727	7,505	7,572	6,592	3,801	13,066
Total current liabilities	15,604	14,970	16,953	14,660	9,759	25,074
Mortgage payable, net	465,610	-	-	-	278,381	-
Operational notes, related party	-	42,000	-	20,100	19,000	27,900
Total liabilities	481,214	56,970	16,953	34,760	307,139	52,974
Members’ equity
Members’ capital	755,457	845,736	817,449	894,809	407,868	1,198,880
Accumulated deficit	(184,220)	(150,283)	(22,850)	(92,908)	(129,883)	(177,614)
Total members’ equity	571,237	695,454	794,599	801,901	277,985	1,021,266
Total liabilities and members’ equity	$1,052,450	$752,423	$811,553	$836,662	$585,124	$1,074,240

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS) AS OF DECEMBER 31, 2024

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry
ASSETS
Current assets
Cash	$10,512	$7,428	$8,807	$25,169	$7,494	$12,023
Other receivables	4,544	-	-	-	-	-
Prepaid expenses	2,755	815	1,207	1,747	8,760	-
Due from related parties, property manager	-	-	-	-	-	732
Due from third party property manager	4,772	-	-	-	-	-
Total current assets	22,583	8,243	10,014	26,915	16,254	12,755
Property and equipment, net	843,502	700,188	605,321	443,831	973,340	1,060,674
Total assets	$866,086	$708,431	$615,335	$470,746	$989,594	$1,073,429

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$8,992	$4,622	$8,699	$11,846	$3,497	$15,778
Due to related parties, property manager	-	21,406	-	6	9,902	-
Due to related parties	5,710	1,425	5,561	3,905	15,770	8,091
Total current liabilities	14,702	27,453	14,260	15,757	29,169	23,869
Mortgage payable, net	-	-	-	-	477,788	454,878
Operational notes, related party	-	12,000	91,900	-	58,700	-
Total liabilities	14,702	39,453	106,160	15,757	565,657	478,746
Members’ equity
Members’ capital	946,645	786,935	722,927	564,226	578,832	761,828
Accumulated deficit	(95,261)	(117,958)	(213,752)	(109,236)	(154,894)	(167,145)
Total members’ equity	851,384	668,977	509,175	454,990	423,937	594,683
Total liabilities and members’ equity	$866,086	$708,431	$615,335	$470,746	$989,594	$1,073,429

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS) AS OF DECEMBER 31, 2024

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal
ASSETS
Current assets
Cash	$3,535	$-	$1,940	$97,847	$5,064	$20,282
Other receivables	-	-	-	-	-	-
Prepaid expenses	584	4,534	73	1,007	5,520	1,049
Due from related parties, property manager	-	-	-	-	-	3,586
Due from third party property manager	5,193	5,380	5,320	8,328	-	-
Total current assets	9,312	9,914	7,332	107,182	10,584	24,916
Property and equipment, net	572,314	664,886	518,189	1,141,613	400,717	949,328
Total assets	$581,626	$674,800	$525,522	$1,248,795	$411,301	$974,244

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$3,904	$11,972	$4,000	$12,441	$6,405	$9,058
Due to related parties, property manager	-	40	-	-	1,609	-
Due to related parties	3,269	6,952	4,780	9,561	4,691	5,663
Total current liabilities	7,173	18,964	8,780	22,002	12,706	14,721
Mortgage payable, net	-	307,943	-	-	153,453	467,875
Operational notes, related party	9,600	65,300	35,000	-	61,700	-
Total liabilities	16,773	392,207	43,780	22,002	227,859	482,596
Members’ equity
Members’ capital	711,486	541,981	635,462	1,250,719	383,749	649,190
Accumulated deficit	(146,632)	(259,388)	(153,721)	(23,926)	(200,307)	(157,542)
Total members’ equity	564,853	282,593	481,741	1,226,793	183,442	491,648
Total liabilities and members’ equity	$581,626	$674,800	$525,522	$1,248,795	$411,301	$974,244

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS) AS OF DECEMBER 31, 2024

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated
ASSETS
Current assets
Cash	$71,400	$13,163	$66,103	$815	$3,225	$504,161
Other receivables	-	-	-	-	-	4,544
Prepaid expenses	977	832	5,817	420	2,004	69,731
Due from related parties, property manager	-	3,304	-	-	-	7,622
Due from third party property manager	7,056	-	408	4,435	-	101,155
Total current assets	79,433	17,299	72,328	5,670	5,229	687,214
Property and equipment, net	1,091,096	754,211	766,972	438,940	933,113	22,671,286
Total assets	$1,170,529	$771,510	$839,299	$444,610	$938,342	$23,358,500

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accrued expenses	$10,362	$10,158	$6,490	$4,610	$9,606	$243,057
Due to related parties, property manager	-	-	-	551	2,673	36,188
Due to related parties	10,314	3,947	2,435	2,826	9,503	252,621
Total current liabilities	20,676	14,104	8,925	7,987	21,783	531,866
Mortgage payable, net	485,769	-	-	206,938	-	4,694,685
Operational notes, related party	-	-	-	54,800	7,000	758,100
Total liabilities	506,445	14,104	8,925	269,724	28,783	5,984,651
Members’ equity
Members’ capital	793,874	859,948	891,759	307,901	1,058,301	21,459,361
Accumulated deficit	(129,790)	(102,542)	(61,384)	(133,015)	(148,742)	(4,085,513)
Total members’ equity	664,084	757,406	830,375	174,886	909,559	17,373,848
Total liabilities and members’ equity	$1,170,529	$771,510	$839,299	$444,610	$938,342	$23,358,500

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Rental income	$56,965	$19,815	$58,020	$61,362	$5,025	$33,811

Operating expenses:
Depreciation	20,258	33,723	20,761	24,682	18,537	12,511
Insurance	1,606	1,723	1,582	1,539	1,192	5,100
Management fees	8,491	3,711	8,255	8,744	937	6,321
Management fees, related party	2,848	991	2,901	3,068	251	1,691
Repairs & maintenance	4,636	3,744	6,136	6,560	4,910	5,541
Property taxes	1,911	17,766	1,814	1,945	4,880	4,252
Other operating expenses	10,425	11,255	11,631	10,962	12,218	7,510
Total operating expenses	50,175	72,912	53,080	57,500	42,925	42,926

Income (loss) from operations	6,789	(53,098)	4,939	3,862	(37,900)	(9,115)

Other expenses
Interest expense	16,451	5,768	16,262	11,896	338	9,365
Total other expenses	16,451	5,768	16,262	11,896	338	9,365

Net income (loss)	$(9,662)	$(58,866)	$(11,323)	$(8,034)	$(38,237)	$(18,480)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Rental income	$19,616	$21,324	$39,005	$72,693	$16,708	$38,705

Operating expenses:
Depreciation	22,240	17,391	17,151	31,333	14,015	27,106
Insurance	1,982	3,106	1,212	1,371	1,187	3,653
Management fees	9,133	3,464	5,851	10,830	3,074	7,202
Management fees, related party	983	1,066	1,950	3,635	835	1,935
Repairs & maintenance	18,187	6,347	1,545	4,977	5,864	11,453
Property taxes	2,219	2,613	2,053	1,883	1,242	4,285
Other operating expenses	3,010	6,455	4,529	13,084	6,849	9,713
Total operating expenses	57,753	40,443	34,292	67,111	33,067	65,347

Income (loss) from operations	(38,137)	(19,118)	4,713	5,581	(16,359)	(26,642)

Other expenses
Interest expense	15,237	1,575	-	754	9,823	1,238
Total other expenses	15,237	1,575	-	754	9,823	1,238

Net income (loss)	$(53,375)	$(20,693)	$4,713	$4,827	$(26,182)	$(27,879)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Rental income	$25,836	$15,386	$11,702	$23,828	$25,187	$28,947

Operating expenses:
Depreciation	21,190	19,113	10,154	13,977	21,841	16,530
Insurance	3,811	903	1,322	2,624	499	2,046
Management fees	5,074	-	8,160	-	-	-
Management fees, related party	1,312	3,847	633	5,937	6,322	7,217
Repairs & maintenance	4,692	6,286	14,327	2,372	2,013	2,929
Property taxes	6,187	1,332	4,637	4,476	8,558	7,159
Other operating expenses	6,351	6,472	22,725	6,071	7,750	4,825
Total operating expenses	48,617	37,952	61,957	35,456	46,983	40,705

Income (loss) from operations	(22,781)	(22,565)	(50,255)	(11,628)	(21,796)	(11,758)

Other expenses
Interest expense	-	450	3,446	-	18,783	16,459
Total other expenses	-	450	3,446	-	18,783	16,459

Net income (loss)	$(22,781)	$(23,015)	$(53,701)	$(11,628)	$(40,579)	$(28,217)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Rental income	$16,230	$1,048	$15,253	$82,413	$30,049	$25,638

Operating expenses:
Depreciation	16,690	19,390	17,944	29,528	12,117	18,938
Insurance	1,279	7,947	1,343	1,510	3,146	1,535
Management fees	2,967	193	2,525	12,321	-	-
Management fees, related party	812	52	763	4,121	7,102	6,259
Repairs & maintenance	4,385	15,162	1,799	6,374	8,727	8,316
Property taxes	1,362	4,132	3,173	1,950	2,713	3,577
Other operating expenses	7,340	9,292	9,973	8,742	6,530	5,742
Total operating expenses	34,834	56,168	37,519	64,546	40,335	44,368

Income (loss) from operations	(18,604)	(55,121)	(22,266)	17,867	(10,286)	(18,731)

Other expenses
Interest expense	360	13,349	1,313	-	7,604	17,789
Total other expenses	360	13,349	1,313	-	7,604	17,789

Net income (loss)	$(18,964)	$(68,469)	$(23,579)	$17,867	$(17,890)	$(36,519)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Rental income	$32,318	$15,130	$15,332	$13,094	$67,669	$888,106

Operating expenses:
Depreciation	26,493	17,498	19,088	11,608	22,451	574,257
Insurance	1,509	1,676	1,426	1,002	2,339	61,169
Management fees	4,840	-	2,851	2,388	-	117,331
Management fees, related party	1,616	3,536	767	655	16,917	90,021
Repairs & maintenance	5,941	5,698	4,858	3,907	11,587	189,272
Property taxes	2,931	3,704	1,024	698	1,848	106,323
Other operating expenses	4,629	6,318	3,399	4,580	10,438	238,818
Total operating expenses	47,959	38,431	33,412	24,838	65,580	1,377,191

Income (loss) from operations	(15,641)	(23,300)	(18,080)	(11,744)	2,088	(489,085)

Other expenses
Interest expense	15,891	-	-	8,828	263	193,241
Total other expenses	15,891	-	-	8,828	263	193,241

Net income (loss)	$(31,532)	$(23,300)	$(18,080)	$(20,572)	$1,826	$(682,326)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Rental income	$68,791	$10,829	$71,620	$86,311	$24,480	$27,342

Operating expenses:
Depreciation	20,258	28,880	20,761	21,281	18,536	12,511
Insurance	1,468	1,505	1,450	1,889	1,804	12,445
Management fees	10,305	2,166	10,229	12,437	10,309	10,096
Management fees, related party	3,440	541	3,581	4,316	1,224	1,367
Repairs & maintenance	4,688	3,670	5,331	6,746	2,049	7,178
Property taxes	2,835	7,034	5,766	2,517	2,310	2,970
Credit loss expense	-	-	-	-	-	-
Other operating expenses	9,928	24,202	7,907	8,646	6,254	9,127
Total operating expenses	52,921	67,998	55,025	57,831	42,487	55,694

Income (loss) from operations	15,870	(57,169)	16,595	28,480	(18,007)	(28,352)

Other expenses
Interest expenses	14,768	-	18,119	10,468	-	8,000
Total other expenses	14,768	-	18,119	10,468	-	8,000

Net income (loss)	$1,102	$(57,169)	$(1,524)	$18,012	$(18,007)	$(36,352)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Rental income	$19,560	$23,118	$43,471	$67,136	$19,098	$50,902

Operating expenses:
Depreciation	21,467	17,497	17,151	30,739	13,630	25,294
Insurance	1,469	2,043	1,101	1,311	1,113	4,331
Management fees	2,934	4,116	6,521	10,070	3,568	9,544
Management fees, related party	978	1,156	2,174	3,357	955	2,545
Repairs & maintenance	2,792	7,777	3,320	3,920	8,701	8,445
Property taxes	5,778	3,960	4,128	3,714	3,108	5,664
Credit loss expense	-	-	-	-	-	-
Other operating expenses	5,099	12,327	5,809	10,612	6,760	14,774
Total operating expenses	40,516	48,877	40,203	63,723	37,835	70,597

Income (loss) from operations	(20,956)	(25,758)	3,268	3,413	(18,737)	(19,695)

Other expenses
Interest expenses	17,580	-	-	-	10,511	-
Total other expenses	17,580	-	-	-	10,511	-

Net income (loss)	$(38,536)	$(25,758)	$3,268	$3,413	$(29,248)	$(19,695)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Rental income	$34,006	$18,625	$28,295	$30,431	$31,440	$21,067

Operating expenses:
Depreciation	21,285	20,241	10,154	13,475	20,514	15,772
Insurance	(340)	1,965	979	2,895	1,238	1,407
Management fees	6,330	-	7,618	-	4,674	3,130
Management fees, related party	1,700	4,656	1,415	7,588	1,647	1,128
Repairs & maintenance	5,118	4,829	4,937	6,192	9,596	3,181
Property taxes	4,102	3,607	3,462	2,226	9,236	6,048
Credit loss expense	-	-	-	-	-	-
Other operating expenses	8,691	15,505	8,616	9,365	6,607	8,391
Total operating expenses	46,885	50,803	37,181	41,741	53,511	39,057

Income (loss) from operations	(12,879)	(32,178)	(8,886)	(11,311)	(22,070)	(17,990)

Other expenses
Interest expenses	-	-	-	-	16,761	19,009
Total other expenses	-	-	-	-	16,761	19,009

Net income (loss)	$(12,879)	$(32,178)	$(8,886)	$(11,311)	$(38,832)	$(36,999)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Rental income	$13,375	$41,151	$20,991	$86,389	$37,494	$25,500

Operating expenses:
Depreciation	16,690	16,322	17,944	29,528	11,008	18,272
Insurance	1,140	10,976	1,319	1,434	5,165	1,729
Management fees	3,491	12,745	9,648	12,942	-	3,825
Management fees, related party	669	2,058	1,050	4,857	8,954	2,550
Repairs & maintenance	8,521	13,166	6,331	3,536	5,356	16,728
Property taxes	3,024	3,438	2,478	6,048	1,098	5,226
Credit loss expense	-	-	-	-	-	-
Other operating expenses	7,462	8,728	11,542	13,974	11,758	25,145
Total operating expenses	40,997	67,433	50,312	72,319	43,337	73,475

Income (loss) from operations	(27,622)	(26,282)	(29,320)	14,070	(5,843)	(47,975)

Other expenses
Interest expenses	-	11,628	-	-	5,290	20,556
Total other expenses	-	11,628	-	-	5,290	20,556

Net income (loss)	$(27,622)	$(37,909)	$(29,320)	$14,070	$(11,133)	$(68,531)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Rental income	$51,541	$21,679	$18,382	$9,555	$79,910	$1,082,489

Operating expenses:
Depreciation	26,493	17,498	18,979	11,608	21,616	555,404
Insurance	1,536	1,870	1,528	966	1,818	69,554
Management fees	7,775	-	3,418	1,755	-	169,645
Management fees, related party	2,577	5,420	919	478	19,977	93,274
Repairs & maintenance	4,164	3,532	3,169	8,896	7,953	179,823
Property taxes	6,024	4,098	3,984	2,310	4,950	121,142
Credit loss expense	-	-	-	-	-	-
Other operating expenses	8,416	23,853	5,437	7,475	13,215	315,623
Total operating expenses	56,985	56,270	37,434	33,488	69,530	1,504,464

Income (loss) from operations	(5,444)	(34,591)	(19,053)	(23,933)	10,380	(421,975)

Other expenses
Interest expenses	18,334	-	-	7,814	-	178,838
Total other expenses	18,334	-	-	7,814	-	178,838

Net income (loss)	$(23,778)	$(34,591)	$(19,053)	$(31,747)	$10,380	$(600,813)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Balance at January 1, 2025	$564,957	$790,849	$575,511	$457,071	$481,577	$270,915
Distributions	(12,914)	(5,595)	(15,271)	(11,376)	(1,423)	(3,686)
Net income (loss)	(9,662)	(58,866)	(11,323)	(8,034)	(38,237)	(18,480)
Balance at June 30, 2025	$542,381	$726,387	$548,918	$437,661	$441,917	$248,748

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Balance at January 1, 2025	$571,237	$695,454	$794,599	$801,901	$277,985	$1,021,266
Distributions	(4,590)	(5,012)	(25,091)	(20,028)	(2,697)	(8,559)
Net income (loss)	(53,375)	(20,693)	4,713	4,827	(26,182)	(27,879)
Balance at June 30, 2025	$513,272	$669,749	$774,221	$786,700	$249,106	$984,827

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Balance at January 1, 2025	$851,384	$668,977	$509,175	$454,990	$423,937	$594,683
Distributions	(10,686)	(4,547)	(4,202)	(6,448)	(3,656)	(4,645)
Net income (loss)	(22,781)	(23,015)	(53,701)	(11,628)	(40,579)	(28,217)
Balance at June 30, 2025	$817,918	$641,415	$451,272	$436,914	$379,702	$561,820

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Balance at January 1, 2025	$564,853	$282,593	$481,741	$1,226,793	$183,442	$491,648
Distributions	(4,141)	-	(3,657)	(53,182)	(2,949)	(4,022)
Net income (loss)	(18,964)	(68,469)	(23,579)	17,867	(17,890)	(36,519)
Balance at June 30, 2025	$541,749	$214,124	$454,506	$1,191,478	$162,603	$451,107

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Balance at January 1, 2025	$664,084	$757,406	$830,375	$174,886	$909,559	$17,373,848
Distributions	(18,913)	(7,862)	(12,343)	(1,851)	(19,880)	(279,228)
Net income (loss)	(31,532)	(23,300)	(18,080)	(20,572)	1,826	(682,326)
Balance at June 30, 2025	$613,638	$726,244	$799,951	$152,463	$891,505	$16,412,294

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock
Balance at January 1, 2024	$624,704	$918,654	$633,528	$480,013	$531,274	$337,382
Redemption of membership interests	(100)	(300)	(1,200)	(650)	(300)	(100)
Deemed contribution from Manager	-	23,130	-	-	6,207	22,235
Distributions	(23,003)	(14,106)	(23,067)	(17,079)	(9,825)	(6,267)
Net income (loss)	1,102	(57,169)	(1,524)	18,012	(18,007)	(36,352)
Balance at June 30, 2024	$602,704	$870,209	$607,737	$480,296	$509,350	$316,897

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge
Balance at January 1, 2024	$650,225	$770,616	$820,096	$833,110	$335,750	$1,125,737
Redemption of membership interests	-	(400)	(300)	-	-	(400)
Deemed contribution from Manager	-	-	-	-	-	-
Distributions	(12,310)	(21,255)	(23,621)	(10,476)	(5,001)	(31,676)
Net income (loss)	(38,536)	(25,758)	3,268	3,413	(29,248)	(19,695)
Balance at June 30, 2024	$599,379	$723,203	$799,443	$826,048	$301,501	$1,073,966

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry
Balance at January 1, 2024	$918,565	$729,603	$547,678	$496,670	$529,741	$683,641
Redemption of membership interests	(300)	(400)	(450)	-	-	(700)
Deemed contribution from Manager	-	-	-	1,428	-	-
Distributions	(23,852)	(12,556)	(10,089)	(10,704)	(14,186)	(15,619)
Net income (loss)	(12,879)	(32,178)	(8,886)	(11,311)	(38,832)	(36,999)
Balance at June 30, 2024	$881,534	$684,469	$528,253	$476,083	$476,724	$630,323

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal
Balance at January 1, 2024	$623,085	$373,979	$546,609	$1,274,074	$226,185	$613,512
Redemption of membership interests	(1,050)	(450)	(100)	(300)	(500)	(300)
Deemed contribution from Manager	-	-	-	-	-	-
Distributions	(8,455)	(6,459)	(10,096)	(29,669)	(4,562)	(14,001)
Net income (loss)	(27,622)	(37,909)	(29,320)	14,070	(11,133)	(68,531)
Balance at June 30, 2024	$585,958	$329,161	$507,092	$1,258,175	$209,990	$530,680

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated
Balance at January 1, 2024	$755,875	$816,006	$897,576	$231,687	$970,565	$19,296,141
Redemption of membership interests	(500)	(300)	-	(100)	(100)	(9,300)
Deemed contribution from Manager	-	-	-	-	-	53,000
Distributions	(27,820)	(13,565)	(19,957)	(3,776)	(33,302)	(456,352)
Net income (loss)	(23,778)	(34,591)	(19,053)	(31,747)	10,380	(600,813)
Balance at June 30, 2024	$703,777	$767,550	$858,567	$196,063	$947,543	$18,282,675

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Cash flows from operating activities
Net income (loss)	$(9,662)	$(58,866)	$(11,323)	$(8,034)	$(38,237)	$(18,480)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	20,258	33,723	20,761	24,682	18,537	12,511
Amortization	159	-	1,101	117	-	585
(Increase) decrease in assets
Due (from) to third party property managers	6,453	(3,544)	6,126	6,098	1,679	(3,214)
Prepaid expenses	(2,579)	1,015	1,055	(1,657)	764	3,266
Increase (decrease) in liabilities
Accrued expenses	(3,681)	9,020	(4,070)	(3,256)	1,174	2,880
Accounts payable	-	-	-	-	-	-
Due from related parties, property manager	-	-	-	-	-	-
Due to (from) related parties	1,223	(42,438)	4,575	2,233	2,950	6,587
Net cash provided by (used in) operating activities	12,171	(61,090)	18,224	20,182	(13,133)	4,135

Cash flows from investing activities
Purchase of property improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities
Proceeds from operational notes payable, related party	-	49,200	-	-	11,000	-
Distributions	(12,914)	(5,595)	(15,271)	(11,376)	(1,423)	(3,686)
Net cash provided by (used in) financing activities	(12,914)	43,605	(15,271)	(11,376)	9,577	(3,686)
Net change in cash	(743)	(17,486)	2,953	8,806	(3,557)	449
Cash at beginning of the period	11,204	23,769	13,750	9,676	4,409	4,476
Cash at end of the period	$10,461	$6,283	$16,703	$18,482	$852	$4,924

Cash paid for income taxes	$116	$25	$107	$50	$-	$-
Cash paid for interest expenses	$16,451	$5,768	$16,262	$11,896	$338	$9,365

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Cash flows from operating activities
Net income (loss)	$(53,375)	$(20,693)	$4,713	$4,827	$(26,182)	$(27,879)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	22,240	17,391	17,151	31,333	14,015	27,106
Amortization	1,181	-	-	-	706	-
(Increase) decrease in assets
Due (from) to third party property managers	(2,694)	378	4,212	5,353	(1,962)	(2,206)
Prepaid expenses	1,115	1,501	808	914	513	2,095
Increase (decrease) in liabilities
Accrued expenses	(4,016)	(1,385)	(5,182)	(3,811)	(679)	(2,926)
Accounts payable	-	-	-	-	-	-
Due from related parties, property manager	-	-	-	-	-	-
Due to (from) related parties	3,044	(1,174)	3,266	5,362	4,701	1,861
Net cash provided by (used in) operating activities	(32,505)	(3,981)	24,968	43,978	(8,886)	(1,949)

Cash flows from investing activities
Purchase of property improvements	(17,089)	-	-	-	-	-
Net cash used in investing activities	(17,089)	-	-	-	-	-

Cash flows from financing activities
Proceeds from operational notes payable, related party	42,000	5,500	-	-	6,000	6,000
Distributions	(4,590)	(5,012)	(25,091)	(20,028)	(2,697)	(8,559)
Net cash provided by (used in) financing activities	37,410	488	(25,091)	(20,028)	3,303	(2,559)
Net change in cash	(12,185)	(3,493)	(123)	23,950	(5,584)	(4,508)
Cash at beginning of the period	12,195	3,807	41,377	13,340	5,776	5,577
Cash at end of the period	$10	$314	$41,254	$37,290	$193	$1,069

Cash paid for income taxes	$50	$(970)	$50	$-	$250	$(1,746)
Cash paid for interest expenses	$15,237	$1,575	$-	$754	$9,823	$1,238

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Cash flows from operating activities
Net income (loss)	$(22,781)	$(23,015)	$(53,701)	$(11,628)	$(40,579)	$(28,217)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	21,190	19,113	10,154	13,977	21,841	16,530
Amortization	-	-	-	-	175	1,155
(Increase) decrease in assets
Due (from) to third party property managers	(1,564)	-	1,556	-	-	77
Prepaid expenses	2,170	815	696	1,747	(2,337)	-
Increase (decrease) in liabilities
Accrued expenses	950	(1,904)	(2,204)	(5,442)	(813)	(6,535)
Accounts payable	-	-	-	-	-	-
Due from related parties, property manager	-	3,857	-	(6)	6,988	5,764
Due to (from) related parties	1,679	4,077	3,967	(3,153)	(5,473)	37
Net cash provided by (used in) operating activities	1,644	2,942	(39,533)	(4,506)	(20,198)	(11,190)

Cash flows from investing activities
Purchase of property improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities
Proceeds from operational notes payable, related party	-	-	36,800	-	23,100	8,400
Distributions	(10,686)	(4,547)	(4,202)	(6,448)	(3,656)	(4,645)
Net cash provided by (used in) financing activities	(10,686)	(4,547)	32,599	(6,448)	19,444	3,755
Net change in cash	(9,042)	(1,605)	(6,935)	(10,954)	(754)	(7,435)
Cash at beginning of the period	10,512	7,428	8,807	25,169	7,494	12,023
Cash at end of the period	$1,470	$5,823	$1,872	$14,214	$6,740	$4,588

Cash paid for income taxes	$(1,238)	$993	$857	$988	$2,266	$2,792
Cash paid for interest expenses	$-	$450	$3,446	$-	$18,783	$16,459

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Cash flows from operating activities
Net income (loss)	$(18,964)	$(68,469)	$(23,579)	$17,867	$(17,890)	$(36,519)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	16,690	19,390	17,944	29,528	12,117	18,938
Amortization	-	781	-	-	73	1,187
(Increase) decrease in assets
Due (from) to third party property managers	2,773	18,289	821	4,646	-	-
Prepaid expenses	(339)	4,534	73	1,007	878	1,049
Increase (decrease) in liabilities
Accrued expenses	(3,904)	4,932	(120)	(8,245)	(657)	(2,757)
Accounts payable	-	-	-	-	-	-
Due from related parties, property manager	-	(40)	-	-	247	4,487
Due to (from) related parties	6,672	4,659	8,017	5,437	9,717	2,571
Net cash provided by (used in) operating activities	2,929	(15,923)	3,156	50,239	4,486	(11,044)

Cash flows from investing activities
Purchase of property improvements	-	(70,731)	-	-	(5,600)	-
Net cash used in investing activities	-	(70,731)	-	-	(5,600)	-

Cash flows from financing activities
Proceeds from operational notes payable, related party	-	86,822	-	-	7,300	-
Distributions	(4,141)	-	(3,657)	(53,182)	(2,949)	(4,022)
Net cash provided by (used in) financing activities	(4,141)	86,822	(3,657)	(53,182)	4,351	(4,022)
Net change in cash	(1,212)	168	(501)	(2,943)	3,236	(15,065)
Cash at beginning of the period	3,535	-	1,940	97,847	5,064	20,282
Cash at end of the period	$2,323	$168	$1,438	$94,904	$8,301	$5,216

Cash paid for income taxes	$300	$-	$-	$50	$1,450	$2,359
Cash paid for interest expenses	$360	$13,349	$1,313	$-	$7,604	$17,789

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Cash flows from operating activities
Net income (loss)	$(31,532)	$(23,300)	$(18,080)	$(20,572)	$1,826	$(682,326)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	26,493	17,498	19,088	11,608	22,451	574,257
Amortization	1,232	-	-	525	-	8,978
(Increase) decrease in assets
Due (from) to third party property managers	7,523	315	(7,030)	1,248	-	45,335
Prepaid expenses	977	832	838	420	991	23,159
Increase (decrease) in liabilities
Accrued expenses	(2,799)	(3,628)	(2,387)	(726)	4,513	(47,657)
Accounts payable	-	-	-	-	-	-
Due from related parties, property manager	-	6,064	-	(551)	1,349	28,158
Due to (from) related parties	2,932	(1,960)	2,310	9,562	2,979	46,219
Net cash provided by (used in) operating activities	4,826	(4,179)	(5,261)	1,514	34,109	(3,877)

Cash flows from investing activities
Purchase of property improvements	-	-	-	-	-	(93,420)
Net cash used in investing activities	-	-	-	-	-	(93,420)

Cash flows from financing activities
Proceeds from operational notes payable, related party	-	-	-	-	-	282,122
Distributions	(18,913)	(7,862)	(12,343)	(1,851)	(19,880)	(279,228)
Net cash provided by (used in) financing activities	(18,913)	(7,862)	(12,343)	(1,851)	(19,880)	2,893
Net change in cash	(14,088)	(12,041)	(17,605)	(337)	14,228	(94,404)
Cash at beginning of the period	71,400	13,163	66,103	815	3,225	504,161
Cash at end of the period	$57,312	$1,122	$48,498	$478	$17,454	$409,757

Cash paid for income taxes	$107	$2,240	$-	$200	$739	$12,035
Cash paid for interest expenses	$15,891	$-	$-	$8,828	$263	$193,241

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Cash flows from operating activities
Net income (loss)	$1,102	$(57,169)	$(1,524)	$18,012	$(18,007)	$(36,352)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	20,258	28,880	20,761	21,281	18,536	12,511
Amortization	159	-	1,101	117	-	487
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Due (from) to third party property managers	(2,860)	4,119	(3,581)	(5,102)	(3,905)	(1,979)
Prepaid expenses	(5,877)	(5,157)	-	(4,321)	-	-
Increase (decrease) in liabilities
Accrued expenses	9,862	-	18,072	7,866	5,978	20,990
Accounts payable	100	300	3,631	650	300	100
Due to (from) related parties, property manager	-	4,119	-	-	-	-
Due to (from) related parties	35,597	3,932	(12,633)	(8,676)	(9,197)	(25,038)
Net cash provided by (used in) operating activities	45,560	8,351	9,071	(160)	(2,919)	(3,948)

Cash flows from financing activities
Redemption of membership interests	(100)	(300)	(1,200)	(650)	(300)	(100)
Contributions	-	23,130	-	-	6,207	22,235
Distributions	(23,003)	(14,106)	(23,067)	(17,079)	(9,825)	(6,267)
Net cash provided by (used in) financing activities	(23,103)	8,724	(24,267)	(17,729)	(3,918)	15,868
Net change in cash	22,457	17,075	(15,196)	(17,889)	(6,837)	11,920
Cash at beginning of the period	12,762	5,522	35,462	26,945	10,324	1,561
Cash at end of the period	$35,219	$22,597	$20,267	$9,057	$3,487	$13,481

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$14,768	$-	$18,119	$10,468	$-	$8,000

Supplemental disclosure of non-cash investing and financing activities
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-
Mortgage payable, net of capitalized loan costs for acquisition of property	$441,000	$-	$440,370	$312,480	$-	$226,800

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Cash flows from operating activities
Net income (loss)	$(38,536)	$(25,758)	$3,268	$3,413	$(29,248)	$(19,695)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	21,467	17,497	17,151	30,739	13,630	25,294
Amortization	1,181	-	-	-	706	-
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Due (from) to third party property managers	363	(1,632)	(4,647)	(3,202)	(4,664)	(7,788)
Prepaid expenses	-	-	-	-	-	-
Increase (decrease) in liabilities
Accrued expenses	12,177	13,364	14,068	9,325	10,215	13,652
Accounts payable	2,343	400	300	-	-	400
Due to (from) related parties, property manager	363	-	-	-	-	-
Due to (from) related parties	5,726	231	(14,404)	33,992	(21,961)	16,232
Net cash provided by (used in) operating activities	20,608	13,995	(37)	43,317	(11,746)	30,284

Cash flows from financing activities
Redemption of membership interests	-	(400)	(300)	-	-	(400)
Contributions	-	-	-	-	-	-
Distributions	(12,310)	(21,255)	(23,621)	(10,476)	(5,001)	(31,676)
Net cash provided by (used in) financing activities	(12,310)	(21,655)	(23,921)	(10,476)	(5,001)	(32,076)
Net change in cash	8,298	(7,661)	(23,958)	32,842	(16,747)	(1,792)
Cash at beginning of the period	15,342	28,072	59,888	-	20,120	43,291
Cash at end of the period	$23,640	$20,412	$35,930	$32,842	$3,373	$41,500

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$17,580	$-	$-	$-	$10,511	$-

Supplemental disclosure of non-cash investing and financing activities
Advance from related party for acquisition of property	$-	$-	$-	$680,206	$-	$-
Mortgage payable, net of capitalized loan costs for acquisition of property	$472,500	$-	$-	$-	$282,500	$-

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Cash flows from operating activities
Net income (loss)	$(12,879)	$(32,178)	$(8,886)	$(11,311)	$(38,832)	$(36,999)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	21,285	20,241	10,154	13,475	20,514	15,772
Amortization	-	-	-	-	613	1,155
(Increase) decrease in assets
Other receivables	(4,544)	-	-	-	-	-
Due (from) to third party property managers	(5,419)	-	1,545	-	(6,786)	(4,264)
Prepaid expenses	(585)	-	(512)	-	(4,601)	-
Increase (decrease) in liabilities
Accrued expenses	14,600	9,831	8,834	8,630	4,331	29,440
Accounts payable	300	400	450	-	-	3,251
Due to (from) related parties, property manager	-	-	1,545	-	-	-
Due to (from) related parties	(18,272)	5,820	(967)	6,775	12,834	(47,989)
Net cash provided by (used in) operating activities	(3,373)	16,051	9,863	15,405	17,165	(15,298)

Cash flows from financing activities
Redemption of membership interests	(300)	(400)	(450)	-	-	(700)
Contributions	-	-	-	1,428	-	-
Distributions	(23,852)	(12,556)	(10,089)	(10,704)	(14,186)	(15,619)
Net cash provided by (used in) financing activities	(24,152)	(12,956)	(10,539)	(9,275)	(14,186)	(16,319)
Net change in cash	(27,525)	3,095	(676)	6,130	2,979	(31,617)
Cash at beginning of the period	53,534	9,253	18,754	25,351	6,434	79,528
Cash at end of the period	$26,009	$12,348	$18,077	$31,480	$9,413	$47,911

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$-	$-	$-	$16,761	$19,009

Supplemental disclosure of non-cash investing and financing activities
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$487,500	$462,000

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Cash flows from operating activities
Net income (loss)	$(27,622)	$(37,909)	$(29,320)	$14,070	$(11,133)	$(68,531)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	16,690	16,322	17,944	29,528	11,008	18,272
Amortization	-	781	-	-	73	1,188
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Due (from) to third party property managers	(245)	(688)	(2,443)	(4,446)	-	1,000
Prepaid expenses	-	-	-	-	(1,755)	-
Increase (decrease) in liabilities
Accrued expenses	7,796	17,632	5,638	18,102	6,598	14,524
Accounts payable	1,050	2,000	100	300	500	3,067
Due to (from) related parties, property manager	-	-	-	-	(1,761)	1,000
Due to (from) related parties	(17,711)	(5,758)	(8,247)	38,127	(8,190)	673
Net cash provided by (used in) operating activities	(8,865)	13,873	(2,510)	56,529	(2,852)	19,264

Cash flows from financing activities
Redemption of membership interests	(1,050)	(450)	(100)	(300)	(500)	(300)
Contributions	-	-	-	-	-	-
Distributions	(8,455)	(6,459)	(10,096)	(29,669)	(4,562)	(14,001)
Net cash provided by (used in) financing activities	(9,505)	(6,909)	(10,196)	(29,969)	(5,062)	(14,301)
Net change in cash	(18,370)	6,964	(12,706)	26,560	(7,914)	4,963
Cash at beginning of the period	26,625	5,917	18,902	81,534	88,877	55,625
Cash at end of the period	$8,255	$12,881	$6,197	$108,094	$80,962	$60,588

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$11,628	$-	$-	$5,290	$20,556

Supplemental disclosure of non-cash investing and financing activities
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$312,500	$-	$-	$157,500	$475,000

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Cash flows from operating activities
Net income (loss)	$(23,778)	$(34,591)	$(19,053)	$(31,747)	$10,380	$(600,813)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	26,493	17,498	18,979	11,608	21,616	555,404
Amortization	1,232	-	-	525	-	9,318
(Increase) decrease in assets
Other receivables	-	-	-	-	-	(4,544)
Due (from) to third party property managers	437	315	(4,750)	2,572	-	(58,053)
Prepaid expenses	-	-	(4,979)	-	(1,013)	(28,799)
Increase (decrease) in liabilities
Accrued expenses	19,455	10,697	12,489	5,853	19,868	349,890
Accounts payable	2,943	1,000	-	1,141	100	25,125
Due to (from) related parties, property manager	437	315	-	2,572	-	8,590
Due to (from) related parties	29,442	(10,131)	(39,564)	(10,807)	16,522	(53,642)
Net cash provided by (used in) operating activities	52,278	1,882	(27,075)	(1,241)	36,491	329,964

Cash flows from financing activities
Redemption of membership interests	(500)	(300)	-	(100)	(100)	(9,300)
Contributions	-	-	-	-	-	53,000
Distributions	(27,820)	(13,565)	(19,957)	(3,776)	(33,302)	(456,352)
Net cash provided by (used in) financing activities	(28,320)	(13,865)	(19,957)	(3,876)	(33,402)	(412,653)
Net change in cash	23,958	(11,984)	(47,032)	(5,117)	3,089	(82,689)
Cash at beginning of the period	78,386	33,755	126,133	5,117	26,062	999,076
Cash at end of the period	$102,344	$21,771	$79,101	$-	$29,150	$916,387

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$18,334	$-	$-	$7,814	$-	$178,838

Supplemental disclosure of non-cash investing and financing activities
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$680,206
Mortgage payable, net of capitalized loan costs for acquisition of property	$492,750	$-	$-	$210,000	$-	$4,772,900

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived STR, LLC is a Delaware Series limited liability company formed on July 11, 2022 under the laws of Delaware. Arrived STR, LLC was formed to permit public investment in individual single family short-term rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series,” that Arrived Fund Manager, LLC (the “Manager”) established. As a Delaware Series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

The following list represents each Arrived STR, LLC’s Series and each Series’ wholly-owned limited liability company (“LLC”), which was used to acquire the Series’ single family short-term rental property, along with the date the Series was formed and the date that the Series’ LLC acquired the single family short-term rental as of June 30, 2025.

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Ace, a Series of Arrived STR, LLC (Ace)	Arrived AZ Ace, LLC	9/6/2022	9/15/2022
Arrived Series Billingswood, a Series of Arrived STR, LLC (Billingswood)	Arrived NY Billingswood, LLC	2/24/2023	4/13/2023
Arrived Series Cactus, a Series of Arrived STR, LLC (Cactus)	Arrived AZ Cactus, LLC	9/13/2022	9/30/2022
Arrived Series Cardinal, a Series of Arrived STR, LLC (Cardinal)	Arrived AZ Cardinal, LLC	8/25/2022	9/14/2022
Arrived Series Coolbaugh, a Series of Arrived STR, LLC (Coolbaugh)	Arrived PA Coolbaugh, LLC	2/2/2023	3/31/2023
Arrived Series Hammock, a Series of Arrived STR, LLC (Hammock)	Arrived FL Hammock, LLC	8/29/2022	9/23/2022
Arrived Series Havasu, a Series of Arrived STR, LLC (Havasu)	Arrived AZ Havasu, LLC	10/21/2022	11/17/2022
Arrived Series Hickorybear, a Series of Arrived STR, LLC (Hickorybear)	Arrived OK Hickorybear, LLC	1/25/2023	2/16/2023
Arrived Series Kinlani, a Series of Arrived STR, LLC (Kinlani)	Arrived AZ Kinlani, LLC	1/23/2023	2/14/2023
Arrived Series Koi, a Series of Arrived STR, LLC (Koi)	Arrived AZ Koi, LLC	2/22/2023	3/29/2023
Arrived Series Lakeridge, a Series of Arrived STR, LLC (Lakeridge)	Arrived GA Lakeridge, LLC	10/8/2022	11/4/2022
Arrived Series Lodge, a Series of Arrived STR, LLC (Lodge)	Arrived OK Lodge, LLC	11/2/2022	11/21/2022
Arrived Series Longbranch, a Series of Arrived STR, LLC (Longbranch)	Arrived OK Longbranch, LLC	2/17/2023	3/29/2023
Arrived Series Loop, a Series of Arrived STR, LLC (Loop)	Arrived TN Loop, LLC	3/6/2023	4/11/2023
Arrived Series Mirage, a Series of Arrived STR, LLC (Mirage)	Arrived Series Mirage, a series of Arrived STR, LLC	4/7/2023	9/16/2022
Arrived Series Myrtle, a Series of Arrived STR, LLC (Myrtle)	Arrived SC Myrtle, LLC	12/2/2022	12/22/2022
Arrived Series Oasis, a Series of Arrived STR, LLC (Oasis)	Arrived TN Oasis, LLC	7/25/2022	8/26/2022
Arrived Series Opry, a Series of Arrived STR, LLC (Opry)	Arrived TN Opry, LLC	9/19/2022	1/11/2023
Arrived Series Orchard, a Series of Arrived STR, LLC (Orchard)	Arrived GA Orchard, LLC	8/25/2022	9/30/2022
Arrived Series Palm, a Series of Arrived STR, LLC (Palm)	Arrived FL Palm, LLC	10/10/2022	11/17/2022
Arrived Series Pasquin, a Series of Arrived STR, LLC (Pasquin)	Arrived PA Pasquin, LLC	1/23/2023	2/8/2023
Arrived Series Pickler, a Series of Arrived STR, LLC (Pickler)	Arrived AZ Pickler, LLC	3/16/2023	4/5/2023
Arrived Series Pointbreak, a Series of Arrived STR, LLC (Pointbreak)	Arrived FL Pointbreak, LLC	8/29/2022	9/20/2022
Arrived Series Regal, a Series of Arrived STR, LLC (Regal)	Arrived TN Regal, LLC	11/21/2022	12/19/2022
Arrived Series Serenity, a Series of Arrived STR, LLC (Serenity)	Arrived AZ Serenity, LLC	9/28/2022	10/20/2022
Arrived Series Smokey, a Series of Arrived STR, LLC (Smokey)	Arrived TN Smokey, LLC	3/10/2023	4/25/2023
Arrived Series Solstice, a Series of Arrived STR, LLC (Solstice)	Arrived MO Solstice, LLC	5/24/2023	7/5/2023
Arrived Series Sugarcreek, a Series of Arrived STR, LLC (Sugarcreek)	Arrived GA Sugarcreek, LLC	10/8/2022	11/2/2022
Arrived Series SuiteSpot, a Series of Arrived STR, LLC (SuiteSpot)	Arrived AZ SuiteSpot, LLC	5/15/2023	5/23/2023

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived STR, LLC and its Series listed in Note 1. All inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, each Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s consolidated and consolidating financial instruments, such as cash and accrued expenses approximate fair value due to the short-term nature of these instruments. The carrying value of the mortgage payables and operational notes payable, related party approximate their fair values based on interest rates and terms currently available for similar instruments

Property Management Fee

The Company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each Series pursuant to a property management agreement. The fee arrangements for each property management company are set forth below:

Old Town Rentals LLC

Initially, as compensation for the services provided by the property manager, each Series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the Series in a calendar year exceeds nine percent (9%) of the sum of the purchase price of the Series property, the related furniture, fixtures and equipment and any setup costs for such Series.

Boutiq, Inc.

As compensation for the services provided by the property manager, each Series will be charged a property management fee equal to nineteen and one-half percent (19.5%) of all rents and fees as remitted to the Series on a monthly basis. Such property management fee will be reduced to eighteen (18%) beginning immediately following the first accounting period that Boutiq, Inc. manages properties for any entity managed by the Manager or its affiliates with a combined purchase price equal to or greater than $10 million.

Arrived Property Manager, LLC

As compensation for the property management services provided by the affiliated property manager, each Series will be charged a property management fee equal to twenty percent (20%) of all rents as remitted to the Series on a monthly basis. The Series managed by Arrived Property Manager, LLC are listed in Note 7.

The property manager for each Series is specified in the latest Offering Circular under “The Series Properties Being Offered.”

Furniture, Fixture and Equipment

In addition to the Management Fee, each Series shall pay Property Manager a one-time fee equal to twenty percent (20%) of out-of-pocket costs for furniture, fixture and equipment (“FF&E Fee”). Each Series shall pay property manager the FF&E Fee upon the purchase of such furniture, fixture and equipment.

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge each Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to each Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to each Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes, interest payable on the Series’ mortgages payable, and interest payable for the Series’ operational notes payable– related party.

Due From (To) Third-party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and Series determined it was not necessary to record an allowance for credit losses as of June 30, 2025 and December 31, 2024.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company and Series continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, each Series assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, each Series recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company and Series did not record any impairment losses on long-lived assets for the six months ended June 30, 2025 and 2024.

Operating Expenses

Each Series is responsible for the costs and expenses attributable to the activities of such Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager and its affiliates may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company’s wholly-owned Series operate rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Comprehensive Income (loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company follows FASB ASC 740 when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Series have elected and qualify to be taxed as a C corporation.

Each Series is organized as an LLC for legal purposes and makes a subsequent election with the IRS to be treated as a C corporation for tax purposes. C corporations pay income tax at both the federal and state level. At the Federal level the tax rate is 21%. At the state level income taxes will be based on the tax table for that state. C corporations cannot allocate tax losses directly to shareholders, but under current law, federal losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income.

Recently Issued and Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates effective July 11, 2022 (date of inception) and the adoption of the standard had no effect on the consolidated and consolidating financial statements.

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective July 11, 2022 (date of inception) utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated and consolidating financial statements, but did change how the allowance for credit losses is determined.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semi-Annual Report is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following as of June 30, 2025 and December 31, 2024.

June 30, 2025

Series	Building	Land	Property improvements and furniture, fixture & equipment	Total	Less: accumulated depreciation	Property and equipment, net
Ace	$784,055	$262,500	$72,244	$1,118,799	$(107,179)	$1,011,620
Billingswood	580,572	193,524	231,673	1,005,769	(111,507)	894,262
Cactus	786,585	262,125	64,590	1,113,300	(107,019)	1,006,281
Cardinal	558,670	186,000	145,239	889,909	(113,451)	776,457
Coolbaugh	316,854	105,618	127,756	550,228	(76,309)	473,919
Hammock	408,491	135,000	50,840	594,331	(66,789)	527,542
Havasu	787,910	262,500	90,532	1,140,942	(106,952)	1,033,990
Hickorybear	542,965	180,988	75,189	799,143	(74,336)	724,807
Kinlani	563,096	187,699	69,134	819,929	(75,692)	744,237
Koi	506,779	168,926	221,186	896,892	(112,544)	784,348
Lakeridge	427,248	141,250	62,470	630,968	(68,552)	562,416
Lodge	776,434	257,500	129,892	1,163,826	(133,271)	1,030,555
Longbranch	607,063	202,354	101,524	910,941	(88,629)	822,312
Loop	491,284	163,761	101,804	756,849	(75,774)	681,075
Mirage	474,155	157,250	17,235	648,640	(53,473)	595,167
Myrtle	304,778	101,250	84,351	490,379	(60,524)	429,855
Oasis	735,013	245,004	84,775	1,064,792	(113,293)	951,499
Opry	827,688	275,896	14,806	1,118,391	(74,246)	1,044,145
Orchard	415,974	137,500	91,267	644,741	(89,117)	555,624
Palm	467,428	156,250	176,312	799,990	(83,763)	716,227
Pasquin	343,350	114,450	117,008	574,808	(74,562)	500,246
Pickler	811,789	270,596	147,682	1,230,067	(117,982)	1,112,085
Pointbreak	285,408	93,750	74,877	454,035	(59,836)	394,200
Regal	718,253	237,500	58,793	1,014,546	(84,156)	930,389
Serenity	806,520	273,750	118,291	1,198,561	(133,958)	1,064,603
Smokey	551,134	183,711	74,777	809,622	(72,909)	736,713
Solstice	543,583	181,194	92,045	816,822	(68,938)	747,884
Sugarcreek	317,894	105,000	58,281	481,174	(53,842)	427,332
SuiteSpot	670,968	223,656	102,519	997,143	(86,482)	910,662
	$16,411,939	$5,466,504	$2,857,091	$24,735,535	$(2,545,086)	$22,190,449

December 31, 2024

Series Name	Building	Land	Property improvements and furniture, fixture & equipment	Total	Less: accumulated depreciation	Property and equipment, net
Ace	$784,055	$262,500	$72,244	$1,118,799	$(86,921)	$1,031,878
Billingswood	580,572	193,524	231,673	1,005,769	(77,784)	927,985
Cactus	786,585	262,125	64,590	1,113,300	(86,258)	1,027,042
Cardinal	558,670	186,000	145,239	889,909	(88,770)	801,139
Coolbaugh	316,854	105,618	127,756	550,228	(57,773)	492,455
Hammock	408,491	135,000	50,840	594,331	(54,278)	540,053
Havasu	787,910	262,500	73,443	1,123,853	(84,712)	1,039,141
Hickorybear	542,965	180,988	75,189	799,143	(56,945)	742,198
Kinlani	563,096	187,699	69,134	819,929	(58,540)	761,388
Koi	506,779	168,926	221,186	896,892	(81,212)	815,680
Lakeridge	427,248	141,250	62,470	630,968	(54,537)	576,431
Lodge	776,434	257,500	129,892	1,163,826	(106,165)	1,057,661
Longbranch	607,063	202,354	101,524	910,941	(67,439)	843,502
Loop	491,284	163,761	101,804	756,849	(56,661)	700,188
Mirage	474,155	157,250	17,235	648,640	(43,319)	605,321
Myrtle	304,778	101,250	84,351	490,379	(46,548)	443,831
Oasis	735,013	245,004	84,775	1,064,792	(91,451)	973,340
Opry	827,688	275,896	14,806	1,118,391	(57,716)	1,060,674
Orchard	415,974	137,500	91,267	644,741	(72,427)	572,314
Palm	467,428	156,250	105,581	729,260	(64,373)	664,886
Pasquin	343,350	114,450	117,008	574,808	(56,619)	518,189
Pickler	811,789	270,596	147,682	1,230,067	(88,454)	1,141,613
Pointbreak	285,408	93,750	69,277	448,435	(47,719)	400,717
Regal	718,253	237,500	58,793	1,014,546	(65,218)	949,328
Serenity	806,520	273,750	118,291	1,198,561	(107,465)	1,091,096
Smokey	551,134	183,711	74,777	809,622	(55,411)	754,211
Solstice	543,583	181,194	92,045	816,822	(49,850)	766,972
Sugarcreek	317,894	105,000	58,281	481,174	(42,234)	438,940
SuiteSpot	670,968	223,656	102,519	997,143	(64,031)	933,113
	$16,411,939	$5,466,504	$2,763,672	$24,642,115	$(1,970,829)	$22,671,286

Depreciation expense was $574,257 and $555,404, respectively, for the six months ended June 30, 2025 and 2024.

NOTE 5: MORTGAGE PAYABLES, NET

Mortgage payables are secured by each Series’ property and are interest-only obligations. Interest is payable monthly, with principal due at maturity or upon earlier repayment. The balances presented reflect outstanding principal amounts only. Certain mortgage payables were issued by a related party, Arrived Short Term Notes, LLC. As of June 30, 2025, all mortgage payables mature in more than one year and are therefore presented as non-current liabilities on the consolidated and consolidating balance sheets.

The following is a summary of Series mortgage payables as of June 30, 2025:

June 30, 2025

Series	Lender	Address	Mortgage principal	Cash/financing	Term (years)	Interest only period (years)	Interest rate
Ace	Certain Lending	14249 N. 49th Street, Scottsdale, AZ 85254	$441,000	Term	30	7	6.625%
Cactus	Arrived Short Term Notes, LLC	5108 E Janice Way, Scottsdale, AZ 85254	440,370	Term	30	5	6.625%
Cardinal	Certain Lending	6085 North 85th Avenue, Glendale, AZ 85305	312,480	Term	30	7	6.625%
Hammock	Private Lender	10736 Frances Lane, Largo, FL 33774	226,800	Term	30	5	6.625%
Havasu	Certain Lending	520 Jones Drive, Havasu City, AZ 86406	472,500	Term	30	5	5.950%
Lakeridge	Arrived Short Term Notes, LLC	105 Lake Ridge Drive, Blue Ridge, GA 30513	282,500	Term	30	5	5.950%
Oasis	Certain Lending	964 Youngs Lane, Nashville, TN 37207	487,500	Term	30	7	6.625%
Opry	Arrived Short Term Notes, LLC	3226 Charlotte Avenue, Nashville, TN 37209	462,000	Term	30	5	6.625%
Palm	Arrived Short Term Notes, LLC	2299 Kentucky Street, West Palm Beach, FL 33406	312,500	Term	30	5	5.950%
Pointbreak	Certain Lending	6410 Sunset Avenue #A & #B, Panama City, FL 32408	157,500	Term	30	7	6.625%
Regal	Arrived Short Term Notes, LLC	2635 King Hollow Road, Sevierville, TN 37876	475,000	Term	30	5	6.990%
Serenity	Arrived Short Term Notes, LLC	32 San Patricio Dr, Sedona, AZ 86336	492,750	Term	30	5	5.950%
Sugarcreek	Arrived Short Term Notes, LLC	555 Sugar Creek Road, Blue Ridge, GA 30513	210,000	Term	30	5	5.950%
			$4,772,900

There were no changes in the composition or principal amounts of mortgage payables compared to December 31, 2024. Unamortized loan fees, presented as a deduction from mortgage payables, totaled $69,237 and $78,215, respectively, as of June 30, 2025 and December 31, 2024.

NOTE 6: OPERATIONAL NOTES, RELATED PARTY

As of June 30, 2025 and December 31, 2024, several Series obtained operational notes from a related party, Arrived Short Term Notes, LLC, in an aggregate amount of $1,040,222 and $758,100, respectively. These notes have a term of 18 months and bear interest at a rate of 6.5% to 7.5% per annum. The operational notes do not have any prepayment penalties. The proceeds were used for property improvements and other operating needs. Interest expense associated with these notes for the six months ended June 30, 2025 and 2024 was $31,269 and $0, respectively.

NOTE 7: MEMBERS’ EQUITY

During the six months ended June 30, 2024, each Series was managed by Arrived Holdings, Inc., a Delaware corporation. Effective January 2025, management responsibilities were transferred to Arrived Fund Manager, LLC, a Delaware limited liability company. Arrived Fund Manager, LLC is under common control with Arrived Holdings, Inc. and is therefore a related party.

Each Series is managed by Arrived Fund Manager, LLC, a Delaware limited liability company and managing member of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the six months ended June 30, 2025 and June 30, 2024, no Series had closed on a public offering of membership interests. During the six months ended June 30, 2024, certain Series redeemed an aggregate of 930 membership interests for total redemption proceeds of $9,300. There were no redemptions during the six months ended June 30, 2025.

Distributions

During the six months ended June 30, 2025 and 2024, distributions to investors were made by 29 Series, totaling $279,228 and $456,352, respectively, which were recorded as a reduction to members’ capital.

The following table reflects total distributions by Series during the six months ended June 30, 2025 and 2024.

Series	June 30, 2025	June 30, 2024
Ace	$12,914	$23,003
Billingswood	5,595	14,106
Cactus	15,271	23,067
Cardinal	11,376	17,079
Coolbaugh	1,423	9,825
Hammock	3,686	6,267
Havasu	4,590	12,310
Hickorybear	5,012	21,255
Kinlani	25,091	23,621
Koi	20,028	10,476
Lakeridge	2,697	5,001
Lodge	8,559	31,676
Longbranch	10,686	23,852
Loop	4,547	12,556
Mirage	4,202	10,089
Myrtle	6,448	10,704
Oasis	3,656	14,186
Opry	4,645	15,619
Orchard	4,141	8,455
Palm	-	6,459
Pasquin	3,657	10,096
Pickler	53,182	29,669
Pointbreak	2,949	4,562
Regal	4,022	14,001
Serenity	18,913	27,820
Smokey	7,862	13,565
Solstice	12,343	19,957
Sugarcreek	1,851	3,776
SuiteSpot	19,880	33,302
	$279,228	$456,352

NOTE 8: RELATED PARTY TRANSACTIONS

The Series’ Manager, Arrived Fund Manager, LLC, is the managing member with common management of the Series.

Due from (to) Related Party

Each Series enters into various transactions with the Manager and its affiliates in the normal course of operating and financing activities. As of June 30, 2025 and December 31, 2024, certain Series had outstanding payables of $304,148 and $252,621, respectively, to the Manager. These advances are interest-free, do not have defined repayment terms, and are used to support the ongoing operations of the business.

Due from (to) Related Party Property Manager

As of June 30, 2025 and December 31, 2024, certain Series had aggregate payables of $56,724 and $36,188, respectively, to Arrived Property Manager, LLC, while other Series had aggregate receivables of $5,308 and $7,622, respectively, from Arrived Property Manager, LLC.

Deemed Contributions

During the six months ended June 30, 2025 and 2024, certain Series received deemed contributions from the Manager amounting to $0 and $53,000, respectively, in exchange for forgiveness of amounts previously due to the Manager.

Management Compensation

During the six months ended June 30, 2025 and 2024, total management fees charged by the Manager, including asset management fees and property management fees, were $90,021 and $93,274, respectively. The following table reflects details of the total fees paid by Series to the Manager during the six months ended June 30, 2025 and 2024:

June 30, 2025

Series	Asset management fee	Property management fee, related party	Total
Ace	$2,848	$-	$2,848
Billingswood	991	-	991
Cactus	2,901	-	2,901
Cardinal	3,068	-	3,068
Coolbaugh	251	-	251
Hammock	1,691	-	1,691
Havasu	983	-	983
Hickorybear	1,066	-	1,066
Kinlani	1,950	-	1,950
Koi	3,635	-	3,635
Lakeridge	835	-	835
Lodge	1,935	-	1,935
Longbranch	1,312	-	1,312
Loop	769	3,077	3,847
Mirage	633	-	633
Myrtle	1,191	4,746	5,937
Oasis	1,284	5,037	6,322
Opry	1,447	5,769	7,217
Orchard	812	-	812
Palm	52	-	52
Pasquin	763	-	763
Pickler	4,121	-	4,121
Pointbreak	1,472	5,630	7,102
Regal	1,282	4,978	6,259
Serenity	1,616	-	1,616
Smokey	695	2,841	3,536
Solstice	767	-	767
Sugarcreek	655	-	655
SuiteSpot	3,383	13,534	16,917
	$44,409	$45,612	$90,021

June 30, 2024

Series	Asset management fee	Property management fee, related party	Total
Ace	$3,440	$-	3,440
Billingswood	541	-	541
Cactus	3,581	-	3,581
Cardinal	4,316	-	4,316
Coolbaugh	1,224	-	1,224
Hammock	1,367	-	1,367
Havasu	978	-	978
Hickorybear	1,156	-	1,156
Kinlani	2,174	-	2,174
Koi	3,357	-	3,357
Lakeridge	955	-	955
Lodge	2,545	-	2,545
Longbranch	1,700	-	1,700
Loop	931	3,725	4,656
Mirage	1,415	-	1,415
Myrtle	1,522	6,066	7,588
Oasis	1,647	-	1,647
Opry	1,128	-	1,128
Orchard	669	-	669
Palm	2,058	-	2,058
Pasquin	1,050	-	1,050
Pickler	4,857	-	4,857
Pointbreak	1,875	7,079	8,954
Regal	1,275	1,275	2,550
Serenity	2,577	-	2,577
Smokey	1,084	4,336	5,420
Solstice	919	-	919
Sugarcreek	478	-	478
SuiteSpot	3,996	15,982	19,977
	$54,811	$38,463	$93,274

NOTE 9: INCOME TAXES

The Company is organized as a limited liability company for legal purposes but has elected to be treated as a C corporation for U.S. federal income tax purposes. As a result, the Company is subject to U.S. federal, state, and local income taxes.

For the six months ended June 30, 2025 and 2024, no provision for federal and state income taxes has been recorded. For Series that generated net income, prior year net operating loss carryforwards were utilized to reduce projected annual taxable income to zero. For Series with net losses, no income tax benefit has been recognized, as the Company has established a full valuation allowance against its net operating loss carryforwards.

In accordance with ASC 740, the Company evaluates temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. As of June 30, 2025 and December 31, 2024, the Company did not have any material temporary differences other than net operating losses, which were fully reserved. Accordingly, no net deferred tax assets or liabilities were recorded.

The Company may be subject to state and local income or franchise taxes in various jurisdictions. These taxes are generally imposed based on the Company’s legal entity status or as a result of owning or operating real estate assets within those jurisdictions. For the six months ended June 30, 2025 and 2024, such state and local tax obligations, if any, were not material to the consolidated and consolidating financial statements.

The Company’s policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the consolidated statements of operations. As of December 31, 2024, the Company had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions during the six months ended June 30, 2025. Accordingly, no accrual for uncertain tax positions was recorded as of June 30, 2025 and December 31, 2024.

The Company is not currently subject to any income tax audits in any taxing jurisdiction. However, the Company’s 2024 and 2023 tax years remain open and subject to examination by the relevant taxing authorities.

NOTE 10: SUBSEQUENT EVENTS

During the period from July 1, 2025 through August 31, 2025, the Company has declared and paid aggregate dividends totaling $80,232.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived STR, LLC
2.2*	Limited Liability Company Agreement of Arrived STR, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived STR, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived STR, LLC
6.1*	Broker Dealer Agreement, dated July 26, 2022, between Arrived STR, LLC and Dalmore Group, LLC
6.2*	Transfer Agency and Registrar Services Agreement, dated July 27, 2022, between Arrived STR, LLC and Colonial Stock Transfer Company, Inc.
6.3*	Form of Promissory Note
6.4*	Form of Property Management Agreement, dated [*], 202[*], between Misfit Homes LLC and Arrived Series [*], a series of Arrived STR, LLC
6.5*	Software and Services License Agreement, dated [*], 202[*], by and between North Capital Investment Technology, Inc. and Arrived Holdings, Inc.
6.6*	Purchase and Sale Agreement dated July 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Oasis property
6.6.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Oasis dated July 25, 2022 for Arrived Series Oasis property
6.7*	Purchase and Sale Agreement dated August 17, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Ace property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ace dated August 26, 2022 for Arrived Series Ace property
6.7.2*	Counteroffer to Offer dated August 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Ace Property
6.7.3*	Addendum to Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Ace Property
6.8*	Purchase and Sale Agreement dated August 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cardinal property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cardinal dated August 26, 2022 for Arrived Series Cardinal property
6.9*	Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Hammock property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hammock dated August 30, 2022 for Arrived Series Hammock property
6.10*	Purchase and Sale Agreement dated August 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Mirage property
6.10.1*	Counteroffer to Offer dated August 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Mirage Property

6.11*	Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Orchard property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Orchard dated August 26, 2022 for Arrived Series Orchard property
6.11.2*	Addendum to Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Orchard Property
6.12*	Purchase and Sale Agreement dated August 11, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pointbreak property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pointbreak dated August 30, 2022 for Arrived Series Pointbreak property
6.12.2*	Addendum to Purchase and Sale Agreement dated September 28, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Pointbreak Property
6.13*	Form of Property Management Agreement, dated [*], 202[*], between Old Town Rentals LLC and Arrived Series [*], a series of Arrived STR, LLC
6.14*	Form of Property Management Agreement, dated [*], 202[*], between Roseus Hospitality Group LLC and Arrived Series [*], a series of Arrived STR, LLC
6.15*	Form of Property Management Agreement, dated [*], 202[*], between Southern Comfort Cabin Rentals, LLC and Arrived Series [*], a series of Arrived STR, LLC
6.16*	Form of Property Management Agreement, dated [*], 202[*], between Alpha Geek Capital 2 LLC and Arrived Series [*], a series of Arrived STR, LLC
6.17*	Purchase and Sale Agreement dated September 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cactus property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cactus dated September 13, 2022 for Arrived Series Cactus property
6.17.2*	Counteroffer to Offer dated September 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Cactus Property
6.18*	Purchase and Sale Agreement dated August 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Opry property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Opry dated September 19, 2022 for Arrived Series Opry property
6.19*	Purchase and Sale Agreement dated October 4, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Lakeridge property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lakeridge dated October 8, 2022 for Arrived Series Lakeridge property

6.20*	Purchase and Sale Agreement dated October 7, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Palm property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Palm dated September 13, 2022 for Arrived Series Palm property
6.20.2*	Addendum to Purchase and Sale Agreement dated September 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Palm Property
6.21*	Purchase and Sale Agreement dated September 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Serenity property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Serenity dated September 28, 2022 for Arrived Series Serenity property
6.21.2*	Addendum to Purchase and Sale Agreement dated September 24, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Serenity Property
6.21.3*	Addendum to Purchase and Sale Agreement dated September 24, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Serenity Property
6.22*	Purchase and Sale Agreement dated October 6, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Sugarcreek property
6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sugarcreek dated October 8, 2022 for Arrived Series Sugarcreek property
6.23*	Purchase and Sale Agreement dated October 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Havasu property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Havasu dated October 19, 2022 for Arrived Series Havasu property
6.24*	Form of Property Management Agreement, dated [*], 202[*], between AvantStay, Inc. and Arrived Series [*], a series of Arrived STR, LLC
6.25*	Purchase and Sale Agreement dated November 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Regal property
6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Regal dated November 29, 2022 for Arrived Series Regal property
6.26*	Purchase and Sale Agreement dated October 28, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Lodge property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lodge dated November 10, 2022 for Arrived Series Lodge property
6.27*	Form of Property Management Agreement, dated [*], 202[*], between Cabins in Broken Bow and Arrived Series [*], a series of Arrived STR, LLC
6.26*	Purchase and Sale Agreement dated January 14, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Hickorybear property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hickorybear dated January 25, 2023 for Arrived Series Hickorybear property
6.26.2*	Addendum to Purchase and Sale Agreement dated January 12, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hickorybear Property
6.27*	Purchase and Sale Agreement dated January 16, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Kinlani property
6.27.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Kinlani dated January 23, 2023 for Arrived Series Kinlani property
6.28*	Purchase and Sale Agreement dated January 20, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Myrtle property
6.28.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Myrtle dated January 20, 2022 for Arrived Series Myrtle property
6.28.2*	Addendum to Purchase and Sale Agreement dated December 3, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Myrtle Property
6.29*	Purchase and Sale Agreement dated January 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pasquin property

6.29.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pasquin dated January 23, 2023 for Arrived Series Pasquin property
6.29.2*	Addendum to Purchase and Sale Agreement dated January 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Pasquin Property
6.30*	Purchase and Sale Agreement dated January 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Coolbaugh property
6.30.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Coolbaugh dated February 3, 2023 for Arrived Series Coolbaugh property
6.31*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Koi property
6.31.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Koi dated February 22, 2023 for Arrived Series Koi property
6.31.2*	Counteroffer to Offer dated February 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Koi Property
6.32*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Longbranch property
6.32.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Longbranch dated February 22, 2023 for Arrived Series Longbranch property
6.33*	Purchase and Sale Agreement dated March 4, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Loop property
6.33.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Loop dated March 6, 2023 for Arrived Series Loop property
6.33.2*	Addendum to Purchase and Sale Agreement dated March 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Loop Property
6.33.4*	Counteroffer to Offer dated March 5, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Loop Property
6.34*	Purchase and Sale Agreement dated March 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pickler property
6.34.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pickler dated March 16, 2023 for Arrived Series Pickler property
6.35*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Billingswood property
6.35.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Billingswood dated February 24, 2023 for Arrived Series Billingswood property
6.36*	Purchase and Sale Agreement dated March 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Smokey property
6.36.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Smokey dated March 10, 2023 for Arrived Series Smokey property
6.36.2*	Counteroffer to Offer dated March 8, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Smokey Property
6.37*	Purchase and Sale Agreement dated May 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Solstice property
6.37.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Solstice dated May 24, 2023 for Arrived Series Solstice property
6.38*	Purchase and Sale Agreement dated April 30, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series SuiteSpot property
6.38.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series SuiteSpot dated May 15, 2023 for Arrived Series SuiteSpot property
6.39*	Form of Property Management Agreement, dated [*], 202[*], between Arrived Property Manager, LLC and Arrived Series [*], a series of Arrived STR, LLC
8.1*	Form of Escrow Agreement, dated [*], 202[*], by and among North Capital Private Securities Corporation, Arrived Holdings, Inc. and Arrived Series [*], a series of Arrived STR, LLC

*	Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED STR, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer
	Date:	September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Ryan Frazier		Chief Executive Officer of Arrived Holdings, Inc.	September 29, 2025
Ryan Frazier		(principal executive officer) Chief Executive Officer and Director of Arrived STR, LLC

/s/ Sue Korn		Principal Financial and	September 29, 2025
Sue Korn		Accounting Officer of Arrived Holdings, Inc. Principal Financial and Accounting Officer of Arrived STR, LLC

Arrived Fund Manager, LLC		Managing Member	September 29, 2025

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer